TANDY BRANDS ACCESSORIES, INC.
690 E. LAMAR
ARLINGTON, TX 76011

      PHONE NUMBER: 817-548-0090
FAX NUMBER: 817-274-7346

March 18, 2005

Mr. Michael Moran
Branch Chief
Mail Stop 0308
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Tandy Brands Accessories, Inc. Form 10-K for the fiscal year ended June 30, 2004 Form 10-Q for the six months ended December 31, 2004 File No. 000-18927

Dear Mr. Moran:

     This letter sets forth the responses of Tandy Brands Accessories, Inc., a Delaware corporation (“Tandy Brands”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 8, 2005 (the “Comment Letter”), with respect to the above-referenced filings.

     For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter followed by our response.

Form 10-K for the Fiscal Year Ended June 30, 2004

Consolidated Financial Statements

Note l: Summary of Significant Accounting Policies, page 18

Revenues

1.	In future filings, please revise your disclosure to state where you include costs incurred for shipping and handling in the income statement. Please disclose the amounts of shipping and handling costs classified as selling and marketing expense and general and administrative expense for each period presented. See paragraphs 5-7 of EITF 00-10.

Mr. Michael Moran
Branch Chief
March 18, 2005

     Response

     In future filings, our disclosure will be revised as requested.

2.	Please disclose the types of expenses that you include in the cost of goods sold line item and the costs included in selling, general and administrative expenses. If the costs of your distribution network are not included in costs of goods sold, please also disclose the amount of the distribution costs included in selling, general and administrative expenses.

     Response

     The cost of goods sold line item includes all costs associated with the procurement and manufacture of inventory, such as the cost of inventory or raw material purchased from overseas, costs of transporting the inventory or material from our suppliers, ticketing and labeling of product and where applicable, labor and overhead related to our product manufacturing facilities. It should be noted that Company manufactured product represents approximately 15% of our net sales and is primarily limited to the production men’s belts. Selling, general and administrative costs include all our costs related to selling and administrative activities incurred in the normal course of business that are not associated with the procurement or production of inventory, which includes costs associated with distribution of approximately $15,031,000, $14,914,000 and 14,318,0000 for the fiscal years ended 2004, 2003, and 2002, respectively (including shipping and handling expenses of $1,979,000, $2,077,000, and $2,080,000 for fiscal years ended 2004, 2003 and 2002, respectively). We will disclose the types of costs included in costs of goods sold and the amounts of shipping and handling and distribution costs included in selling, general and administrative expenses in our consolidated financial statements that will be included in our fiscal 2005 Form 10-K filing.

Note 5: Credit Arrangements, page 22

3.	We note the amortization of debt origination costs in the Consolidated Statements of Cash Flows. Please disclose the origin of the debt origination costs, the credit arrangement they pertain to, and the amortization period.

     Response

     The debt origination costs were incurred in connection with our $85,000,000 amended credit facility and are currently amortized over the period of the facility which expires on November 30, 2007. We will disclose such items in our consolidated financial statements that will be included in our fiscal 2005 Form 10-K filing, including the amount of debt origination costs at each balance sheet date (such balances were $396,276 and $293,333 at June 2004 and 2003, respectively).

Mr. Michael Moran
Branch Chief
March 18, 2005

Note 7: Commitments, page 24

4.	In future filings, please disclose the terms of renewal options and escalation clauses. See paragraph 16d.ii. of FAS 13.

     Response

     In future filings, our disclosure will be revised as requested.

Note 11: Dividends, page 30

5.	In future filings, please clearly articulate the most significant restrictions on the payment of dividends, indicating the sources, pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. See Regulation S-X, Rule 4-08(e).

     Response

     In future filings, our disclosure will be revised as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

6.	In future filings, in MD&A, please include a discussion regarding the impact of recently issued accounting standards on your financial statements. See SAD Topic 11:M. If, by the nature of the pronouncement, it is clear that it will have no impact on you, no further discussion is needed. Unless it is clear from your Form 10-K that a standard will not apply to you, then affirmatively indicate the anticipated effect of adoption. To the extent the pronouncement will have a material effect on your financial statements; such disclosure should be considered in the financial statements as set forth in the SAB.

     Response

     In future filings, our disclosure will be revised as requested.

Results of Operations, page 39

7.	In future filings, please include a tabular presentation of net sales revenues by product category for the periods presented and expand your narrative discussion to

Mr. Michael Moran
Branch Chief
March 18, 2005

indicate the extent to which material changes are attributable to pricing, mix or volume of goods sold. Clarify why direct sales shipments lower your gross margin and why there were higher than anticipated customer allowances. Please refer to SEC Release No. 33-8350 and Item 303(a)(3)(iii) of Regulation S-K.

     Response

     In future filings, our disclosure will be revised as requested.

Quantitative and Qualitative Disclosures About Market Risk, page 42

8.	In future filings. please provide information about your market risk exposure to changes in foreign currency exchange rates in accordance with Item 305 of Regulation S-K.

     Response

     Market risk related to foreign currency has historically been immaterial. However, in our fiscal 2005 Form 10-K, our disclosure will be revised as requested.

Critical Accounting Policies, page 43

9.	In future filings, revise your disclosures to present a more robust discussion as to why these are critical accounting policies. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

•	Discuss why management believes the accounting policy is critical;

•	Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future;

•	Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

     Refer to Item V of Release Nos. 33-8350/34-48960.

Mr. Michael Moran
Branch Chief
March 18, 2005

     Response

     Our disclosure will be revised as requested in our fiscal 2005 Form 10-K

For 10-Q for the Quarter Ended December 31, 2004

Condensed Consolidated Financial Statements and Notes to Condensed Consolidated Financial Statements

General

10.	In future filings, please include footnote disclosure concerning goodwill and other intangible assets in the interim financial statements. Ensure your disclosure includes specifically what is included in the value of the intangible assets, such as customer lists and trade names, the amortization period for each individually material item, and how you determined that the amortization period was reasonable. See Rule 10-01(5) of Regulation S-X.

     Response

     We will include such disclosures in our Form 10-Q for the quarter ended March 31, 2005.

Note 9: Acquisitions

11.	For the Superior Merchandise Company acquisition on July 1, 2005, we note that the amount you attributed to goodwill is significant in relation to the total consideration. In future filings, please expand your disclosures related to goodwill pursuant to paragraph 51b of SFAS 141.

     Response

     In future filings, our disclosure will be revised as requested.

Note 10: Contingencies

12.	We note your contingency in the 2nd quarter of 2005. Please tell us and disclose in future filings the nature of the pending legal product liability contingency and the total damages alleged at each balance sheet date. See SAB Topic 5:Y and FAS 5, paragraphs 9-10.

Mr. Michael Moran
Branch Chief
March 18, 2005

     Response

     Confidential Treatment Requested by Tandy Brands Accessories, Inc. — TB0001.

     Management’s Discussion and Analysis of Financial Condition and Results of Operations

13.	We note that you recorded a $1.8 million return reserve due to the nature of ETON’s gift accessory business. As this is a newly acquired business, tell us your methodology for determining the reserve for returns and allowances.

     Response

     In connection with our due diligence related to ETON, we performed a review of historical gross margin trends as well as customer returns and customer allowance experienced by ETON in the past years. The gift accessories business is seasonal, in which a significant portion of the sales activity occurs during the Christmas holiday season. Based upon our review of historical returns and customer allowances as a percentage of related revenue and discussions with the previous owner of ETON, (whom is currently an employee of the company) where he advised us that there were no known factors that would result in future returns/allowances differing significantly from historical experience, we have accrued a reserve for returns and allowances based upon a percentage of sales that is consistent with historical experience and seasonality of the gift accessories business.

     Tandy Brands acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should any member of the Staff have any questions regarding our responses to the Staff’s comments set forth above, or should any member of the Staff need any additional information, such person should not hesitate to call the undersigned at (817) 548-0090 at such person’s convenience.

Very truly yours,
/s/ Mark J. Flahery

Mark J. Flaherty Chief Financial Officer